1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 12, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTARY ANNOUNCEMENT -
CONTINUING CONNECTED TRANSACTIONS

SUMMARY

On 9 November 2006, the Company announced its proposal to convene the Special General Meeting to obtain the approval of the independent Shareholders for, among other things, the continuation and entering into of certain Continuing Connected Transactions together with the proposed annual limits for such Continuing Connected Transactions for the financial years ending 31 December 2009. This announcement is supplementary to the announcement of the Company made on 9 November 2006.

In accordance with the requirements of the Listing Rules, the Company is entitled to categorise the Continuing Connected Transactions and any New Continuing Connected Transactions into (1) non-exempt continuing connected transactions, which are required to comply with reporting, announcement and independent shareholders' approval requirements of the Listing Rules; (2) non-exempt continuing connected transactions, which are required to comply with reporting and announcement requirements of the Listing Rules; and (3) exempt continuing connected transactions which are not subject to any reporting, announcement or independent shareholders' approval requirements. The Directors have categorised the Continuing Connected Transactions and the New Continuing Connected Transactions into exempt and non-exempt connected transactions in accordance with the requirements of the Listing Rules, particulars of such categorisation are set out in this announcement. Further details relating to such Continuing Connected Transactions will be set out in the Company's circular to be issued to the Shareholders.

The Special General Meeting will be convened for the independent Shareholders to approve and authorise, among other things, the continuation of the non-exempt Continuing Connected Transactions which require approval by the independent Shareholders and the proposed annual limits for the transactions in respect thereof for the three years ending 31 December 2009.

On 9 November 2006, Aluminum Corporation of China Limited (the "Company") announced (the "Announcement dated 9 November 2006") its proposal to convene a Special General Meeting to obtain the approval of the independent Shareholders for, among other things, the continuation and entering into of certain continuing connected transactions comprising the Continuing Connected Transactions and the New Continuing Connected Transactions (both as defined in the Announcement dated 9 November 2006). The Announcement also sets out the proposed annual limits for such Continuing Connected Transactions for the financial years ending 31 December 2009. This announcement is supplementary to the Announcement dated 9 November 2006. Terms used in this announcement have the same meaning as in the Announcement dated 9 November 2006, unless otherwise stated.

1.	THE ANNOUNCEMENT DATED 9 NOVEMBER 2006

In the Announcement dated 9 November 2006, the Continuing Connected Transactions, the New Continuing Connected Transactions together with the relevant proposed annual limits for the three financial years ending 31 December 2009 were disclosed as follows:

Transactions	Proposed Annual Limits			Counter-party
	(amount in RMB millions)

Expenditure:	2007	2008	2009

Social welfare and logistics
services (Item A.1)	1,740	2,003	2,320	Chinalco
Provision of production supplies
and ancillary services (Item A.2)	1,000	1,500	2,000	Chinalco
Mineral supply (Item A.3)	445	643	890	Chinalco
Engineering, construction
and supervisory services (Item A.4)	3,970	3,970	3,970	Chinalco
Land use rights leasing from
Chinalco (Item A.5)	400	400	400	Chinalco
Building Leasing from Chinalco
(Items A.6 and A.8)	100	100	100	Chinalco
Factory and asset leasing
(Shanxi Carbon Factory) (Item A.7)	11	11	11	Chinalco
Aluminum ingots sales agency
(Item A.9)	2	2	2	Guizhou Development

Contracting services	800	800	800	Shanxi Zhangze
* Provision of contracted
management services for
electricity generators
(Item A.10)

Revenue:

Provision of production supplies
and ancillary services by
the Company to Chinalco (Item B.1)	5,000	5,920	7,100	Chinalco
Engineering design and other services
by the Company to Chinalco (Item B.2)	4	4	4	Chinalco
Aluminum ingots and
alumina supply (Item B.4)	450	450	450	Guangxi
				Non ferrous Metal
Supply of primary aluminum (Item B.5)	2,300	3,300	4,630	Xinan Aluminum

Note:

Item numbers are added to the above table for ease of reference and comparison. These item numbers did not appear on the Announcement dated 9 November 2006. Item B.3 is not shown on the above table as the historical value of such transactions is deminimus.

2.	CATEGORISATION OF THE CONTINUING CONNECTED TRANSACTIONS ACCORDING TO THE LISTING RULES

2.1	Reasons for the categorisation of the Continuing Connected Transactions according to the Listing Rules

In the Announcement dated 9 November 2006, the Continuing Connected Transactions and the New Continuing Connected Transactions are not categorised into exempt and non-exempt continuing connected transactions in accordance with the Listing Rules. The Directors have now categorised the Continuing Connected Transactions and the New Continuing Connected Transactions into exempt and non-exempt continuing connected transactions in accordance with the requirements of the Listing Rules for the following reasons:

1.	The categorisation into exempt and non exempt continuing connected transactions provide better identification and ease of reference for the independent Shareholders going forward; and

2.

The categorisation into exempt and non-exempt continuing connected transactions avoids the issue of whether the Company is aggregating all the continuing connected transactions into one transaction for the purpose of approval by the independent Shareholders.

2.2	The categorisation

By applying the size tests (as specified in Chapter 14 of the Listing Rules) of the Listing Rules to the estimated annual limits of the Continuing Connected Transactions set out in the table in paragraph 1 above, the Directors have categorized the Continuing Connected Transactions and the New Continuing Connected Transactions into
(1) non-exempt continuing connected transactions which require independent Shareholders' approval;
(2) non-exempt continuing connected transactions which do not require independent shareholders' approval; and
(3) exempt continuing connected transactions, which are not subject to any disclosure requirements under the Listing Rules. Particulars of the Continuing Connected Transactions as categorised in accordance with the requirements of the Listing Rules are as follows:

Non-exempt Continuing Connected Transactions

			Proposed Annual Limits			Counter-
			(amount in RMB millions)			party
			2007	2008	2009

Reporting, Announcement and Shareholders'
Approval required

A.	Expenditure:
	A.1	Comprehensive Social and Logistics Agreement
		Social welfare and logistics services	1,740	2,003	2,320	Chinalco
	A.2 & A.3	Mutual Supply Agreement and
Mineral Supply Agreement
* Provision of production supplies
		and ancillary services	1,000	1,500	2,000	Chinalco
		* Mineral Supply	445	643	890	Chinalco
	A.4	Metallurgical Services Agreement
		Engineering, construction and supervisory services	3,970	3,970	3,970	Chinalco

B.	Revenue:
	B.1	Mutual Supply Agreement
Provision of production supplies
		and ancillary services to Chinalco	5,000	5,920	7,100	Chinalco

Reporting and Announcement required

A.	Expenditure:
	A.5	Land Use Rights Leasing Agreement
		Land use rights leasing	400	400	400	Chinalco
	A.6 & A.8	Building Leasing Agreement
		Building leasing	100	100	100	Chinalco
	A.10	Huaze Contracting Agreement
		Management and operations	800	800	800	Shanxi
		of electricity generators				Zhangze

B.	Revenue:
	B.4	Aluminum Ingots and
Alumina Supply Agreement
		Aluminum ingots and alumina supply	450	450	450	Guangxi
Non-ferrous
Metal /
Guangxi
Baise

Exempt Continuing Connected Transactions

A.	Expenditure:
	A.7	Factory and Asset Leasing Agreement
Factory and asset leasing (Shanxi Carbon Factory)
	A.9	Aluminum Ingots Agency Agreement
Aluminum Ingots Sales Agency
B.	Revenue:
	B.2	Metallurgical Services Agreement
Engineering Design and other services
	B.3	Building Leasing Agreement
Building Leasing by Chinalco

Note:

Items A.2 and A.3 are added together as the nature transactions are similar. Item B.5 does not appear in the table above as the party to such continuing connected transactions, Xinan Aluminum (Group) Limited, is no longer a connected person of the Company since 24 September 2005.

3.	THE EXEMPT AND NON EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Company will seek the approval of the independent Shareholders for the non-exempt Continuing Connected Transactions under the following agreements referred to in Item Nos. A.1, A.2, A.3, A.4 (expenditure) and B.1 (revenue) above from the announcement and independent Shareholders' approval requirements of the Listing Rules:

*	Comprehensive Social and Logistics Agreement (expenditure) (Item A.1)

*	Mutual Supply Agreement (expenditure and revenue) (Items A.2 and B.1)

*	Mineral Supply Agreement (expenditure) (Item A.3)

*	Metallurgical Services Agreement (expenditure) (Item A.4)

The following non-exempt Continuing Connected Transactions and the New Continuing Connected Transactions referred to in Item Nos. A.5, A.6, A.8, A.10 (expenditure) and B.4 (revenue) above are only subject to the reporting and announcement requirements of the Listing Rules:

*	Land Use Rights Leasing Agreement (expenditure) (Item A.5)

*	Building Leasing Agreement and Head Office Leasing Agreement (expenditure) (Items A.6 and A.8)

*	Huaze Contracting Agreement (expenditure) (Item A.10)

*	Aluminum Ingots and Alumina Supply Agreement and Alumina Supply Agreement (revenue) (Item B.4)

The transactions under the following agreements are exempt connected transactions which are not subject to the reporting, announcement or shareholders' approval requirements under the Listing Rules as the annual value of each of such continuing connected transactions falls below the de minimus disclosure threshold set by the Listing Rules:

*	Factory and Asset Leasing Agreement (expenditure) (Item A.7)

*	Aluminum Ingots Agency Agreement (expenditure) (Item A.9)

*	Metallurgical Services Agreement (revenue) (Item B.2)

*	Building Leasing Agreement (revenue) (Item B.3)

4.	RENEWAL OF THE CONTINUING CONNECTED TRANSACTION AGREEMENTS

As set out in the table under paragraph 1.2 of the Announcement dated 9 November 2006, each of the following non-exempt Continuing Connected Transaction Agreement will expire on the following date:

		Counter-party	Expiry Date

A.1	Comprehensive Social and Logistics Agreement	Chinalco	30 June 2007
A.2	Mutual Supply Agreement	Chinalco	30 June 2007
A.3	Mineral Supply Agreement	Chinalco	30 June 2007
A.4	Metallurgical Services Agreement	Chinalco	30 June 2007
A.5	Land Use Rights Leasing Agreement	Chinalco	30 June 2051
A.6	Building Leasing Agreement	Chinalco	30 June 2020
A.10	Huaze Contracting Agreement	Shanxi Zhangze	31 December 2009
B.4	Aluminum Ingots and Alumina Supply Agreement	Guangxi	31 December 2007
Nonferrous
Metal
	Alumina Supply Agreement	Guangxi Baise	31 December 2009

In accordance with Rule 14A.41 of the Listing Rules, any renewal of the continuing connected transactions is subject to compliance in full with all applicable reporting, disclosure and independent shareholders' approval requirements. As all of the non-exempt Continuing Connected Transaction Agreements which are subject to the independent Shareholders' approval will all expire on 30 June 2007, this means that any renewal of such agreements after 30 June 2007 will be subject to approval by the independent Shareholders at the time for such renewal. To avoid the trouble of seeking independent Shareholders' approval again upon the expiry of each of such Non-exempt Continuing Connected Transaction Agreements, the Directors propose to, subject to independent Shareholders' approval, enter into an extension agreement for each of the non-exempt Continuing Connected Transactions, including those agreements which do not require independent Shareholders, so that all such agreements will commence on the same date, that is, 1 January 2007 and will expire together on 31 December 2009. Such arrangement will not apply to (1) the Land Use Right Leasing Agreement (Item A.5); (2) Building Leasing Agreement (Item A.6); (3) Huaze Contracting Agreement (Item A.10); and (4) Alumina Supply Agreement with Guangxi Baise (Item B.4).

5.	THE PROPOSED RESOLUTIONS

The Directors will propose the following resolutions to be put forward to the independent Shareholders for their consideration and approval at the Special General Meeting:

(1)

the continuation of the non-exempt Continuing Connected Transactions under Item Nos. A.1 (Comprehensive Social and Logistics Agreement), A.2 and B.1 (Mutual Supply Agreement), A.3 (Mineral Supply Agreement) and A.4 (Metallurgical Services Agreement) which require approval by the independent Shareholders under the Listing Rules and the proposed annual caps for the transactions in respect thereof for each of the three financial years ending 31 December 2009 be authorised and approved;

(2)

the entering into of the extension Agreement for each of the non-exempt Continuing Connected Transactions under Item Nos. A.1 (Comprehensive Social and Logistics Agreement), A.2 and B.1 (Mutual Supply Agreement), A.3 (Mineral Supply Agreement) and A.4 (Metallurgical Services Agreement); and

(3)	the board of the Company be authorized to do such further acts and things and to execute such further documents to implement such non-exempt Continuing Connected Transactions.

GENERAL

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

11 December 2006 * For identification only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary